

April 27, 2012

Via E-mail
Mr. Nicholas C. Fanandakis
Chief Financial Officer
E. I. Du Pont De Nemours & Company
1007 Market Street
Wilmington, DE 19898

> **Re:** **E. I. Du Pont De Nemours & Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 9, 2012**
> **File No. 1-00815**

Dear Mr. Fanandakis:

We have reviewed your response letter dated April 13, 2012 and have the following comment.

Form 10-K for the Fiscal Year Ended December 31, 2011

General

1.   You state in response to comment one in our letter dated March 16, 2012, that on May 19, 2011, you acquired 92.2% of the outstanding shares of Danisco A/S. You also state that prior to the acquisition, Danisco sold food additives into Iran, and that such sales continue since the acquisition under the general license issued by OFAC effective October 12, 2011. Please tell us whether Danisco sold its products into Iran between May 19, 2011 and October 12, 2011. If so, tell us about those sales, including the types of products sold and the applicability of OFAC sanctions regulations. Please also expand the materiality discussion you include at the end of your response to our prior comment 1 to address the materiality of those sales and whether they constitute a material investment risk to your security holders, considering both quantitative and qualitative factors.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

You may contact Erin Jaskot at (202) 551-3442 or Pamela Long at (202) 551-3765 if you have questions regarding this comment.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief